WF&G DRAFT
                                                                        02/10/04


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                         HARVEST NATURAL RESOURCES, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    41754V103
                                    ---------

                                 (CUSIP Number)

                                December 31, 2003
                                -----------------

             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)

            [X]   Rule 13d-1(c)

            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

--------------------------                            --------------------------
CUSIP No. 41754V103                   13G             Page  2  of  6  Pages
          ---------                                        ---    ---
--------------------------                            --------------------------
--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cumberland Associates LLC
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a)   [ ]

              (b)   [X]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                 5 SOLE VOTING POWER

                   1,762,730
              ------------------------------------------------------------------
                 6 SHARED VOTING POWER
BENEFICIALLY
  NUMBER OF        333,470
   SHARES     ------------------------------------------------------------------
  OWNED BY
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          1,762,730
    WITH      ------------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   333,470
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,096,200
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.9%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       OO, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)               Name of Issuer:
                        --------------

                        Harvest Natural Resources, Inc. (the "Issuer")

Item 1(b)               Address of Issuer's Principal Executive Offices:
                        -----------------------------------------------

                        15835 Park Ten Place Drive
                        Suite 115
                        Houston, Texas 77084

Item 2(a)               Name of Person Filing:
                        ---------------------

                        This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eight securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary Tynes, Bruce G. Wilcox, Andrew M. Wallach, Lawrence M. Rifkin and Jeffrey E. Eberwein are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)               Address of Principal Business Office:
                        ------------------------------------

                        The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)               Citizenship:
                        -----------

                        Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)               Title of Class of Securities:
                        ----------------------------

                        Common Stock, par value $.01 per share (the "Shares")

Item 2(e)               CUSIP Number:
                        ------------

                        41754V103

Item 3                  Not Applicable

Item 4.                 Ownership:
                        ---------


                               Page 3 of 6 pages

Item 4(a)               Amount Beneficially Owned:
                        -------------------------

                        As of December 31, 2003, Cumberland Associates LLC may be deemed the beneficial owner of 2,096,200 Shares.

Item 4(b)               Percent of Class:
                        ----------------

                        The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 5.9% of the total number of Shares outstanding, based upon 35,420,000 Shares issued and outstanding as of December 31, 2003.

Item 4(c)               Number of shares as to which such person has:
                        --------------------------------------------

                        (i)   Sole power to vote or to direct the vote:

                              1,762,730

                        (ii)  Shared power to vote or to direct the vote:

                              333,470

                        (iii) Sole power to dispose or to direct the disposition
                              of:

                              1,762,730

                        (iv) Shared power to dispose or to direct the disposition of:

                              333,470

Item 5                  Ownership of Five Percent or Less of a Class:
                        --------------------------------------------

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ]

Item 6                  Ownership of More than Five Percent on Behalf of Another
                        --------------------------------------------------------
                        Person:
                        ------

                        The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7                  Identification and Classification of the
                        ----------------------------------------
                        Subsidiary Which Acquired the Security Being
                        --------------------------------------------
                        Reported on By the Parent Holding Company:
                        -----------------------------------------

                        Not Applicable


                               Page 4 of 6 pages

Item 8                  Identification and Classification of Members
                        --------------------------------------------
                        of the Group:
                        ------------

                        Not Applicable.

Item 9                  Notice of Dissolution of Group:
                        ------------------------------

                        Not Applicable

Item 10                 Certification:
                        -------------

                        By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2004

                              CUMBERLAND ASSOCIATES LLC



                              By:  /s/ Bruce G. Wilcox
                                   -----------------------
                                   Name:   Bruce G. Wilcox
                                   Title:  Member


                               Page 6 of 6 pages